TRILOGY
ENERGY TRUST
1400, 332 6TH AVE. SW, CALGARY, ALBERTA, T2P 0B2
PHONE: (403) 290-2900 FAX: (403) 263-8915

[redacted]

07028074

November 7, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

SUPPL

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release Dated November 6, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Corporate Secretary

dlw 11/19

GLY/kp
Enclosures

TRILOGY
ENERGY TRUST

Calgary, Alberta

November 6, 2007

NEWS RELEASE: Trilogy Energy Trust
Financial and Operating Results
For the Three and Nine Months Ended September 30, 2007

Trilogy Energy Trust (TSX: TET.UN) ("Trilogy" or "the Trust") is pleased to announce its financial and operating results for the three and nine months ended September 30, 2007.

THIRD QUARTER 2007 HIGHLIGHTS

- Reported sales volume for the third quarter of 2007 averaged 19,775 Boe/d as compared to 24,030 Boe/d for the previous quarter. The decrease in sales volume was attributable to a plant turnaround, a line break in Kaybob, the sale of the Marten Creek property in mid May 2007 and the sale of certain non-core assets in southern Alberta.
- Funds flow from operations decreased to $28.5 million during the third quarter of 2007 as compared to $50.2 million for the previous quarter, due to lower realized natural gas prices, declining sales volumes, and higher per unit operating costs resulting primarily from the plant turnaround.
- The third quarter loss before tax of $7.8 million was down from the $18.7 million earnings posted in the second quarter due to the abovementioned unfavorable changes in funds flow from operations and a loss on asset sale and higher exploration expenditures.
- Trilogy disposed of certain non-core assets in southern Alberta on August 2, 2007. Proceeds from the sale amounting to approximately $23.6 million, after preliminary adjustments, were used to pay off Trilogy's acquisition loan facility.
- Capital expenditures totaled $23.2 million for the third quarter of 2007.
- Cash distributions declared to Unitholders for the third quarter of 2007 were $27.8 million or 61 percent of cash flow from operations.
- Trilogy reinstated its Distribution Reinvestment Plan ("DRIP") effective for the September 2007 monthly distribution payable in October 2007. Eligible holders of 51,940,092 Trust Units (or approximately 56 percent of the outstanding Trust Units) elected to participate in the DRIP for the distribution paid on October 15, 2007.

FINANCIAL AND OPERATING HIGHLIGHTS

(In thousand Canadian dollars except per unit amounts and where stated otherwise)

	Three Months Ended			Nine Months Ended		
	Sept. 30, 2007	June 30, 2007	Change %	Sept. 30, 2007	Sept. 30, 2006	Change %
FINANCIAL						
Petroleum and natural gas sales	**77,520**	111,050	(30)	**300,077**	334,423	(10)
Funds flow						
From operations[(1)]	**28,477**	50,158	(43)	**144,082**	199,621	(28)
Per unit – basic and diluted	**0.31**	0.54	(43)	**1.56**	2.23	(30)
Earnings						
Earnings (loss) before tax	**(7,811)**	18,734	(142)	**20,274**	116,281	(83)
Per unit – basic and diluted	**(0.08)**	0.20	(140)	**0.22**	1.30	(83)
Earnings (loss) after future income tax	**(3,483)**	(62,127)	94	**(56,259)**	116,281	(148)
Per unit – basic and diluted	**(0.04)**	(0.67)	94	**(0.61)**	1.30	(147)
Distributions declared	**27,770**	27,770	—	**83,310**	180,258	(54)
Per unit	**0.30**	0.30	—	**0.90**	2.00	(55)
Capital expenditures[(3)]						
Exploration and development	**23,168**	6,106	279	**84,244**	131,330	(36)
Acquisitions, dispositions and other - net	**(24,530)**	(73,972)	(67)	**(98,502)**	1,035	—
Net capital expenditures	**(1,362)**	(67,866)	(98)	**(14,258)**	132,365	(111)
Corporate acquisitions	**—**	—	—	**—**	124,395	(100)
Total assets	**923,683**	967,127	(4)	**923,683**	927,653	—
Net debt[(1)]	**362,700**	363,822	—	**362,700**	263,772	38
Unitholders' equity	**383,127**	413,801	(7)	**383,127**	537,940	(29)
Trust Units outstanding (thousands)						
- As at end of period	**92,567**	92,567	—	**92,567**	92,425	—
OPERATING						
Production						
Natural gas (MMcf/d)	**96**	115	(17)	**110**	118	(7)
Crude oil and natural gas liquids (Bbl/d)	**3,726**	4,916	(24)	**4,455**	4,982	(11)
Total production (Boe/d @ 6:1)	**19,775**	24,030	(18)	**22,743**	24,572	(7)
Average prices						
Natural gas (before financial instruments) ($/Mcf)	**5.83**	7.81	(25)	**7.30**	7.52	(3)
Natural gas ($/Mcf)[(2)]	**5.83**	7.81	(25)	**7.81**	8.75	(11)
Crude oil and natural gas liquids (before financial instruments) ($/Bbl)	**75.54**	66.04	14	**66.98**	68.54	(2)
Crude oil and natural gas liquids ($/Bbl)[(2)]	**71.31**	67.20	6	**67.85**	66.43	2
Drilling activity (gross)						
Gas	**15**	2	650	**45**	57	(21)
Oil	**2**	—	—	**4**	1	300
D&A	**2**	—	—	**4**	8	(50)
Total wells	**19**	2	850	**53**	66	(20)
Success rate	**89%**	100%	—	**92%**	88%	—

(1) Funds flow from operations and net debt are non-GAAP terms. Funds flow from operations represents net earnings adjusted for non-cash items such as unrealized gain (loss) on financial instruments, depletion and depreciation expense and non-cash expenditures. Net debt is equal to long-term debt and the long-term portion of unit-based compensation liability plus/minus working capital. Please refer to the advisory on Non-GAAP measures below.

(2) Includes realized but excludes unrealized gains and losses on financial instruments.

(3) Excludes corporate acquisitions.

SUBSEQUENT EVENTS

On October 15, 2007, Trilogy announced that its cash distribution for October 2007 would be $0.10 per Trust Unit. The distribution is payable on November 15, 2007 to Unitholders of record on October 31, 2007.

OUTLOOK

Trilogy's guidance for the remainder of the year is as follows:

Q4 average daily production	—	21,500 Boe/d
Annual average daily production	—	22,500 Boe/d
Operating costs for Q4 2007	—	$10.50/Boe
Annual operating costs	—	$11.00/Boe

On October 25, 2007, the Government of Alberta announced a New Royalty Framework. The New Royalty Framework will result in significant changes to the royalty regime requiring new legislation and changes to existing legislation and regulations. The estimated date for implementation is January 1, 2009. Trilogy is currently reviewing this framework.

ADDITIONAL INFORMATION

A full copy of Trilogy's third quarter 2007 report to the Unitholders, including the Management's Discussion and Analysis and Unaudited Interim Consolidated Financial Statements and related notes can be obtained at http://www.ccnmatthews.com/docs/Q3Trilogy.pdf. This report will also be made available at a later date through Trilogy's website at www.trilogyenergy.com and SEDAR at www.sedar.com.

ABOUT TRILOGY

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

NON-GAAP MEASURES

In this news release, Trilogy uses the terms "funds flow from operations" and "net debt", collectively the "Non-GAAP measures", as indicators of Trilogy's financial performance. The Non-GAAP measures do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and unit-based compensation liability. The components described for "net debt" can be derived directly from Trilogy's consolidated balance sheets. Management believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain information included in this news release constitutes forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "budget" or similar word suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include but are not limited to estimates of future production levels, capital expenditures and operating costs and production plans and the timing thereof. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Such assumptions include: the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities; the ability of Trilogy and its partners to obtain drilling success consistent with expectations; the ability of Trilogy to market oil and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Trilogy to obtain financing on acceptable terms; currency, exchange and interest rates; and future oil and gas prices, among others.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; risks and uncertainties involving geology of oil and gas deposits; risks inherent in Trilogy's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; Trilogy's ability to secure adequate product transmission and transportation; Trilogy's ability to enter into or renew leases; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; uncertainties as to the availability and cost of financing including Trilogy's ability to extend its credit facility on an ongoing basis; the ability of Trilogy to add production and reserves through development and exploration activities; weather conditions; general economic and business conditions; the possibility that government policies, regulations or laws including on taxation may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments and changes to royalty regimes; risks associated with existing and potential future lawsuits and regulatory actions against Trilogy; uncertainty regarding aboriginal land claims and co-existing local populations; hiring/maintaining staff; the impact of market competition; and other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements and information contained in this news release are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY

This news release contains disclosure expressed as "Boe", "Boe/d", "Mcf/d", "MMcf/d", "Bbl" and "Bbl/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
J.B. (John) Williams, Chief Operating Officer
M.G. (Michael) Kohut, Chief Financial Officer

Trilogy Energy Trust
1400 – 332 – 6th Avenue S.W.
Calgary, Alberta T2P 0B2
Phone: (403) 290-2900
Fax: (403) 263-8915

END